UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2024

Commission File Number: 001-34541

GLOBAL CORD BLOOD CORPORATION
(Translation of registrant’s name into English)

48th Floor, Bank of China Tower
1 Garden Road
Central
Hong Kong S.A.R.
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Introductory Note
On September 22, 2022, the Grand Court of the Cayman Islands (the “Court”) issued an order appointing Margot MacInnis and John Royle of Grant Thornton Specialist Services (Cayman) Limited, and Chow Tsz Nga Georgia of Grant Thornton Recovery & Reorganisation Limited, as joint provisional liquidators (the “JPLs”) of Global Cord Blood Corporation (the “Company”) pursuant to Section 104(2) of the Companies Act (as amended) of the Cayman Islands.
Minutes of Extraordinary General Meeting
As previously reported pursuant to Reports on Form 6-K furnished March 19, 2024 and April 17, 2024, pursuant to the powers granted by the Court Order and the Company’s constitutional documents, the Company (acting by its JPLs) convened an extraordinary general meeting (“EGM”) initially on 16 April 2024 at 07:45 Cayman Islands time (GMT-5) and subsequently adjourned to 23 April 2024 at 07:45 Cayman Islands time (GMT-5).  The JPLs are required to circulate a copy of the minutes of the EGM to all contributories within 28 days of the date on which the meeting was held in whatever manner is considered by the JPLs to be most effective and economic. A copy of such minutes is attached hereto as Exhibit 99.1.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

GLOBAL CORD BLOOD CORPORATION

By:	/s/ John Royle
Name:	John Royle
Title:	Joint Provisional Liquidator by Order of the Grand Court of the Cayman Islands

Dated: April 25, 2024